BTQ Technologies and Macquarie University Announce Strategic Research
Collaboration to Advance Quantum Computing and Secure Communications

● Strategic Collaboration: BTQ Technologies and Macquarie University have launched a research partnership to advance quantum algorithms and secure communications, building on their successful 2022 Quantum Proof-of-Work project.

● Key Objectives: The collaboration aims to integrate quantum processing into communication protocols to improve speed, security, and energy efficiency, with support from Sydney Quantum Academy PhD students funded by CSIRO.

● Industry-Academic Synergy: This partnership represents an opportunity for BTQ's industry leaders to collaborate with Macquarie's quantum experts, pushing the boundaries of quantum computing and mission critical networks.

VANCOUVER, British Columbia - November 5, 2024 - BTQ Technologies Corp. ("BTQ" or the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce a new research collaboration with Macquarie University, marking a significant step forward in the company's efforts to expand research and development in quantum algorithms and quantum computing. This partnership leverages the combined strengths and expertise of both parties in the areas of quantum information theory and post-quantum secure communications, with the aim of integrating quantum processing into a range of communication protocols to enhance speed, security, and energy efficiency.

The collaboration builds on the success of an earlier contract initiated in 2022, which resulted in the development of Quantum Proof-of-Work (QPoW). This novel approach to distributed consensus dramatically reduces the energy footprint of blockchain technologies by integrating quantum samplers into the consensus mechanism.

The new research contract commenced on June 1, 2024, with Dr Gopikrishnan Muraleedharan and Professor Gavin Brennen from Macquarie University at the helm. The Macquarie team will also oversee Sydney Quantum Academy PhD students funded through the CSIRO's Creating the Next Generation of Quantum Technology Specialists program. This initiative includes internships at BTQ, presenting an exciting opportunity for BTQ's industry leaders to work alongside Macquarie's quantum experts and push the boundaries of the field.

"Collaborating with BTQ Technologies offers a unique opportunity to address the pressing security challenges posed by the advent of large-scale quantum computers," said Professor Brennen who is also Director of BTQ AU. "BTQ's foundation by post-quantum security experts and its dedication to tackling quantum security threats aligns perfectly with our mission at Macquarie. With the support of leading research institutes, we aim to leverage BTQ's comprehensive technology portfolio to accelerate quantum advantage."

"The partnership with BTQ Technologies represents a significant advancement in translating quantum research into real-world applications," says Professor Dan Johnson, Pro Vice-Chancellor (Research, Innovation and Enterprise) at Macquarie.

"This collaboration not only strengthens our quantum computing capabilities but also provides valuable industry experience for our PhD students."

"We are thrilled to collaborate with Macquarie University, which has a renowned reputation in quantum research," said Nicolas Roussy Newton, COO of BTQ Technologies. "Together, we are poised to unlock new frontiers in secure communications and sustainable blockchain technologies through quantum computing innovations. This partnership exemplifies BTQ's commitment to advancing quantum technology and fostering the next generation of quantum specialists."

This partnership underscores BTQ's dedication to quantum research and development, marking a major milestone in the company's ongoing journey to revolutionize secure communications and blockchain technologies.

About BTQ Technologies Corp.

BTQ was founded by a group of post-quantum security experts with an interest in addressing the urgent security threat posed by large-scale quantum computers. With the support of leading research institutes and universities, BTQ's extensive technology portfolio and commercialization platform is focused on accelerating quantum advantage.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Disclaimer for Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

For further information:

E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com